                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            WESTAMERICA CORPORATION
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)


                         Common Stock, $0.01 par value
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)


                                   95709-30-4
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

                               Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                          2626 Cole Avenue, Suite 900
                            Dallas, Texas 75204-1083
                                 (214) 969-7600
                              (214) 523-3838 (Fax)

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 20, 1997
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Date of Event which Requires Filing ]of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 95709-30-4
________________________________________________________________________________

    1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                                      Black Sea Investments, Ltd.          FEI#  None
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         (b)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------------------------------------------------------------------------------------------------------------------

    3)   SEC Use Only   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------------------------------------------------------------------------------------------------------------------

                                                            WC
    4)   Source of Funds (See Instructions)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------------------------------------------------------------------------------------------------------------------

    5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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                                                            Turks and Caicos Islands
    6)   Citizenship or Place of Organization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

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                                                       1,429,143*
                 7)       Sole Voting Power   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Number of
                 ----------------------------------------------------------------------------------------------------------
Shares Bene-                                           1,429,143*
 ficially        8)      Shared Voting Power    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 Owned by
                 ----------------------------------------------------------------------------------------------------------
Each Report-                                           1,429,143*
ing Person       9)       Sole Dispositive Power  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
With
                 ----------------------------------------------------------------------------------------------------------
                                                          1,429,143*
                 10)      Shared Dispositive Power  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------------------------------------------------------------------------------------------------------------------

                                                                             1,429,143*
    11)  Aggregate Amount Beneficially Owned by Each Reporting Person   . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------------------------------------------------------------------------------------------------------------------

    12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------------------------------------------------------------------------------------------------------------------
                                                                             5.8%*
    13)  Percent of Class Represented by Amount in Row (11)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

---------------------------------------------------------------------------------------------------------------------------

                                                                    CO
    14)  Type of Reporting Person (See Instructions)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

* Based on certain assumptions and statements made by virtue of Rule 13d-3(d) in Amendment No. 1 to Statement on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

    This Amendment No. 1 to Statement on Schedule 13D relates to securities of WestAmerica Corporation, an Oklahoma corporation (the "Issuer" or
"WestAmerica"), which has its principal executive offices located at 3300 S.W. 34th Avenue, Suite 148, Ocala, Florida 34474.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(f). This Amendment No. 1 to Statement on Schedule 13D is filed by Black Sea Investments, Ltd. ("Black Sea"), a Turks and Caicos Islands corporation, which has its registered offices located at Cockburn House, Cockburn Town, Grand Turk, c/o Finbar F. Dempsey. Black Sea filed an original Statement on Schedule 13D with respect to event occurring December 22, 1997 (the "Original Statement"). Since the filing of the Original Statement, Black Sea has caused the conversion of certain principal amounts of WestAmerica's 12% Series A Subordinated Redeemable Debentures due September 30, 1998 (the "Debentures") into shares of Common Stock of WestAmerica and Black Sea has disposed of certain of such shares of Common Stock. All items set forth in this Amendment No. 1 are in addition to the information provided in the Original Statement; accordingly, only the items which have changed since the Original Statement are the subject of this Amendment No. 1. All information set forth in Item 2 of the Original Statement remains correct as of the date of this Amendment No. 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(c) Black Sea held $250,000 in principal amount of Debentures. The Debentures are convertible into shares of Common Stock of WestAmerica pursuant to a formula ("Conversion Price") which is an amount determined by multiplying
0.70 times the simple average of the daily closing bid price of the WestAmerica Common Stock for the five consecutive trading days immediately preceding the day of conversion on the market where the shares of Common Stock of WestAmerica are then regularly traded (which is currently the NASDAQ market) During the period from December 22, 1997 through February 4, 1998, Black Sea provided to WestAmerica notices of conversion covering the number of shares of WestAmerica Common Stock (i.e., the "Conversion Shares") indicated below:

                                                                  NUMBER OF
                        DATE                                  CONVERSION SHARES
                   January 6, 1998                                  519,481

                   January 20, 1998                               1,429,143
                                                                  ---------
                        TOTAL                                     1,948,624
                                                                  =========


The Conversion Shares represent the total number of shares of Common Stock issued upon conversion of $90,000 in principal amount of Debentures. After giving effect to such conversions, Black Sea continues to hold $160,000 in principal amount of Debentures.

    During the period from November 5, 1997 (the date of acquisition of the Debentures by Black Sea) to December 22, 1997 (the date the Debentures became convertible) the average closing bid prices of Common Stock of WestAmerica dropped from 2 15/16 to 3/8 and from December 22, 1997 to January 23, 1998 the average closing bid prices of Common Stock of West America again dropped to 1/16 ($0.0625). Pursuant to the "Conversion Price" formula of the Debentures, if future conversions occur Black Sea would be able to acquire significantly more shares of Common Stock of WestAmerica than was contemplated at the time of the original acquisition of the Debentures by Black Sea. Black Sea has the sole power to vote or direct the voting of and to dispose or direct disposition of the $160,000 in principal amount of Debentures which have no voting rights. Assuming conversion by Black Sea of all the remaining $160,000 in principal amount of Debentures into shares of Common Stock, Black Sea alone will have the sole power to vote or direct the voting of and to dispose or direct disposition of all shares of Common Stock of WestAmerica then owned by it.

    Since the filing of the Original Statement, Black Sea engaged in the following transactions in WestAmerica Common Stock, all of which were sales of a number of shares of WestAmerica Common Stock set forth in the table below:

                             Number of
      Date of               Conversion                Sale
        Sale                Shares Sold             Proceeds
      12/29/97                 50,000               $ 6,810
      12/30/97                150,000               $21,192
      01/05/98                 60,000               $ 6,897
      01/06/98                130,400               $16,010
      01/07/98                 70,000               $ 8,670
      01/08/98                 59,000               $ 7,703
                              -------
       Total                  519,400
                              =======

    After giving effect to the foregoing transactions occurring in WestAmerica Common Stock, Black Sea holds 1,429,143 shares of WestAmerica Common Stock and has the right within 60 days to acquire certain shares of Common Stock of the Issuer through future conversion of $160,000 in principal amount of Debentures. Black Sea has the sole power to vote or direct the voting of and to dispose or direct the disposition of the 1,429,143 shares of WestAmerica Common Stock owned and held by Black Sea.

    According to information available to Black Sea, (i) the Issuer's most recent Quarterly Report filed with the Securities and Exchange Commission (the "Commission") indicates that as of September 30, 1997 11,237,660 shares of WestAmerica Common Stock were issued and outstanding; (ii) the Issuer advised Black Sea that as of December 28, 1997 there were at least 13,973,600 shares of WestAmerica Common Stock issued and outstanding; (iii) on January 19, 1998 the Issuer provided instructions to its transfer agent to cause the issuance of an additional 9,144,571 shares of WestAmerica Common Stock to a number of different entities (including 519,481 shares of Common Stock to Black Sea pursuant to its Notice of Conversion dated January 6, 1998); and (iv) Black Sea also understands that the Issuer has issued at least $500,000 in principal amount of debentures similar in character and dignity to the Debentures which also have a "conversion price" formula determined by multiplying 0.70 x the simple average of the daily closing bid price of the WestAmerica Common Stock for a number of consecutive trading days immediately preceding the day of conversion on the market where the shares of WestAmerica Common Stock are then regularly traded (the "Other Debentures"). Black Sea understands that such Other Debentures are presently convertible and, assuming an average closing bid price of 1/16, the "conversion price" under such Other Debentures would then be $0.04375 which would yield potentially an additional 11,428,571 shares of WestAmerica Common Stock to be issued and/or outstanding. Based upon this information, Black Sea believes that the information contained in the last public filing with the Commission by the Issuer of the shares of WestAmerica Common Stock issued and outstanding is no longer accurate. Therefore, Black Sea is unable to calculate on any assumed basis the number or percentage of shares of WestAmerica Common Stock available to Black Sea pursuant to any further conversion of the $160,000 in principal amount of Debentures. In accordance with Rule 13d-4, Black Sea expressly disclaims that it is the beneficial owner of any shares of WestAmerica Common Stock available to

Black Sea through future conversion of the remaining $160,000 in principal amount of Debentures until such time as Black Sea provides to the Issuer a further Conversion Notice covering such shares and receives evidence of the issuance of such shares together with confirmation from the Issuer of the number of shares of WestAmerica Common Stock then actually outstanding and potentially outstanding on a dilutive basis, which shares of WestAmerica Common Stock to be received by Black Sea in the event of any such future conversion may be more or less in number than any number of shares calculable based upon any assumptions made or to be made as of the date hereof. The filing of this Amendment No. 1 to Statement on Schedule 13D shall not be construed as an admission that Black Sea is, for the purposes of Sections 13(d) or (g) of the Securities Exchange Act, the beneficial owner of any securities of WestAmerica not presently held by Black Sea.

    Based solely upon the number of shares of WestAmerica Common Stock acknowledged to be outstanding by the Issuer and covered by instructions of the Issuer for certain issuances, Black Sea believes the number of actual issued and outstanding shares of WestAmerica Common Stock at January 19, 1998 should be 23,118,231 shares and, after giving affect to the issuance of an additional 1,429,143 shares of WestAmerica Common Stock now held by Black Sea, Black Sea believes that such 1,429,143 shares of WestAmerica Common Stock held by it may constitute approximately 5.8% of the current issued and outstanding shares of WestAmerica Common Stock; however, such percentage may in fact be less than 5.8%.

    Black Sea disclaims that it is the beneficial owner of the future conversion shares until such time as Black Sea provides to the Issuer a Conversion Notice covering such shares and receives evidence of issuance of such shares, which future conversion shares may be more or less in number than the number of shares calculated on the assumptions stated herein.

    Except for the acquisitions and dispositions of securities by Black Sea described above, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors or associates has effected any transaction in securities of WestAmerica during the past 60 calendar days.

    Except as set forth herein, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors or associates beneficially owns nor has the right to acquire, directly or indirectly, any securities of WestAmerica and neither Black Sea nor, to the best of its knowledge, any of its executive officers or directors has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

    (d) and (e) not applicable.

                                   SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

Dated: February 9, 1998                    BLACK SEA INVESTMENTS, INC.,
                                           a Turks and Caicos Corporation



                                           By:     /s/ Bradford A. Phillips
                                                   -----------------------------
                                                   Bradford A. Phillips,
                                                   President and Chief
                                                    Executive Officer


                                      6